

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 23, 2009

Mr. Ian Brown
Chief Financial Officer
Oromin Explorations Ltd.
1055 West Hastings Street
Vancouver, British Columbia
Canada

> **Re:** **Oromin Explorations Ltd.**
> **Form 20-F for the Fiscal Year Ended February 29, 2008**
> **Filed September 19, 2008**
> **File No. 0-30614**

Dear Mr. Brown:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director